EARNINGS, FERROVIAL, TRAFFIC Ferrovial increased adjusted EBITDA by 37.6% in the first quarter • Express Lanes in North America saw a significant increase in traffic, while Heathrow Airport surpassed its all-time passenger record • Revenue increased by 3.5% to €1.9 billion, driven by Toll Roads and Construction divisions Amsterdam, May 13, 2024 - Ferrovial, a leading global infrastructure company, today announced Q1 results for the first time after being listed simultaneously in Spain, the Netherlands and the U.S. Adjusted EBITDA amounted €254 million in in the first quarter of 2024, a 37.6% like-for-like growth versus Q1 2023, due to the solid growth of the Toll Roads and Construction divisions. Revenue increased by 3.5% in like-for-like terms to €1.9 billion in the period. “Once again, the first quarter results reflect the strong performance of our key infrastructure assets, particularly in the United States. Revenues from our Express Lanes grew above inflation and GDP, demonstrating the value we bring to travelers with faster and less congested highways,” said Ferrovial CEO Ignacio Madridejos. “Listing on the U.S. stock market gives us access to greater financial resources, enabling new development opportunities to continue providing critical infrastructure to communities, helping them to flourish as their populations grow.” Ferrovial ended the first quarter with a solid financial position, with high liquidity levels reaching €4.9 billion and consolidated net debt of €-667 million, excluding infrastructure projects in both cases. During the period, cash consumption was driven by shareholder remuneration (€254 million) and investments, including equity contributions in New Terminal One at JFK International Airport and the investment in AGS following its debt facility refinancing. Milestones in the first quarter include the agreement to acquire a 24% stake in IRB Infrastructure Trust for €740 million and Ferrovial recognized as one of the world’s leading environmental companies by CDP (formerly the “Carbon Disclosure Project”). Operating results The Toll Roads division saw revenue increase by 30.1% in like-for-like terms to €277 million as a result of solid growth in North America, where both traffic and revenue grew notably. Adjusted EBITDA increased by 36.2% to €203 million. Traffic grew 7.1% on the 407 ETR in Canada, supported by increased mobility, combined with more favorable weather conditions. Revenue increased by 11.8%. The company's Board of Directors approved a CAD 175 million dividend in April to be paid in the second quarter. Express Lanes in the U.S. saw strong year-over-year growth in traffic, with the most significant increases on the North Tarrant Express 35W (+44.7%), thanks to the opening of Segment 3C in June, as well as on I-66 (+17.8%). Revenue grew above inflation in all assets. In particular, I-66 Express (Virginia) registered an 82.2% increase, North Tarrant Express 35W a 72.8% growth, I-77 Express (North Carolina) a 24.9%, LBJ Express (Texas) an 16.3% and NTE (Texas) an 8.2%.

PRESS RELEASE

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The **Construction** division ended the quarter with a record order book of €15.4 billion. Revenue amounted to €1.5 billion, an increase of 0.4% on a like-for-like basis, with revenue from North America accounting for 33% of total revenue and Poland 26%. The division reported €32 million in adjusted EBIT, a 77.1% year-over-year hike, and an adjusted EBIT margin of 2.1%.

The **Airports** division registered a strong growth in traffic in the period. Specifically, Heathrow welcomed an all-time record of 18.5 million passengers between January and March, a 9.5% gain year-over-year. As a result of the solid demand, the airport upgraded its traffic projections for 2024 to a new record of 82.4 million passengers.

Aberdeen, Glasgow and Southampton airports also performed well in the first quarter, with traffic up 8.4%, while traffic performance at Dalaman airport in Turkey was stable year-over-year in the first quarter.

Webcast and conference call information

Ferrovial will host a conference call on May 14 at 15:00 CEST to discuss its first quarter 2024 financial results. To access the webcast of the earnings call, click here or visit the Investor Relations section of the Company's website at https://ferrovial.com/ir-shareholders

About Ferrovial

Ferrovial is one of the world's leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq, and is a member of Spain's blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.

KEY FIGURES
(million euros)

	Mar. 2024	Mar. 2023	Change[1/3]
Revenue	1,879	1,805	3.5%
Adjusted EBITDA[3]	254	189	37.6%
Adjusted EBIT[3]	152	94	63.2%

	Mar. 2024	Dec. 2023	
Consolidated net debt[3]	6,535	5,979	
Net debt, excluding infrastructure projects[3]	-667	-1,121	
	Mar. 2024	Mar. 2023	Change[2]
Construction order book[1/3]	15,390	15,179	0.3%

1 In like-for-like terms 2 In like-for-like terms, vs December 2023 3 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q12024 results report For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Europe Isabel Muñoz +34 660528832 mimunoz@ferrovial.com Anna Pérez +34 656351477 aperez@kreab.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com